

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report November 11, 2011

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant's Annual Report to shareholders for the fiscal year ended June 30, 2011 is furnished herewith but is not incorporated by reference into any other documents.

EXHIBITS

The following information is furnished to the SEC.

Exhibit No.	Document
(1)	Annual Report to shareholders for the fiscal year ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.



Date: November 11, 2011 By:______________________

Name: Elie Farah
Title: President and Chief Financial Officer

EXHIBIT 1

innovative pursuit of

LIFE-CHANGING THERAPIES


NOV 14 2011

Transition Therapeutics Inc.



2011 Annual Report

Table of Contents

Transition Therapeutics Inc. is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 for the treatment of Alzheimer's disease. The Company also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting inflammatory and metabolic indications.

Alzheimer's Disease


Preclinical
Phase I
Phase II
Phase III
ELND005*
élan
TT301/TT302

Type 2 Diabetes / Obesity


Preclinical
Phase I
Phase II
Phase III
TT401/TT402
Lilly

Arthritis


Preclinical
Phase I
Phase II
Phase III
TT301/TT302

** Phase III ready*

TTHI on NASDAQ® **TTH** on TMX

Message to Shareholders

This fiscal year has been highlighted by the completion of a Phase II clinical study of our lead Alzheimer's disease (AD) drug candidate ELND005 and the advancement of our diabetes and arthritis drug candidates toward clinical development. We were very pleased with the encouraging signals ELND005 demonstrated on clinical and biological endpoints in mild AD patients in the Phase II clinical study. These signals support our joint decision with our partner to advance ELND005 to Phase III clinical development. In parallel, our emerging pipeline for diabetes and arthritis provides the basis for new sources of value creation. As we move forward, our Company also looks to in-license additional drug candidates that can leverage our strength in clinical development for future downstream partnerships with large pharmaceutical companies.



Dr. Tony Cruz, Chairman and CEO

ELND005

The Phase II study evaluated ELND005 in mild to moderate Alzheimer's disease patients. Following a thorough analysis of the completed study by Elan and Transition with over 20 opinion leaders, both companies announced that ELND005 would advance to Phase III development. We believe significant progress has been made in the design of a Phase III protocol, preparing sufficient material for the Phase III studies, and achieving constructive discussions with the US and European regulatory bodies to advance ELND005 into Phase III development.

In September 2011, the ELND005 Phase II data was published in the journal, Neurology. The trial results showed that in the overall population (mild and moderate AD), the treatment effects were not significant on the co-primary efficacy endpoints. However, in the pre-specified analyses of mild AD patients, there were encouraging trends on cognition on the co-primary endpoint, NTB, (Neuropsychological Test Battery) where treated patients had 70% less decline than placebo. The positive NTB trends were observed on both memory and executive function. Also, a consistent and favorable separation was shown in the efficacy endpoints, ADCS-ADL and CDR-SB, in mild study patients over 18 months. These changes on ADCS-ADL and CDR-SB, though not significant, showed at least 30% less decline than placebo. We are very pleased with these positive trends in cognition and function, particularly associated with NTB and CDR-SB, two efficacy endpoints that are considered sensitive to detect changes in mild and early AD patients. The encouraging clinical signals in mild patients in this trial are consistent with the general consensus among the AD research community that amyloid targeted drugs have a higher likelihood of success when intervention is initiated earlier in the disease process.

As for biological activity, the Phase II data showed significant changes in the levels of beta-amyloid in the cerebrospinal fluid (CSF) suggesting target engagement associated with ELND005 treatment. Although not statistically significant, decreases in tau levels observed in the CSF may also be suggestive of neuronal protection. The data is from a relatively small study but the Phase II clinical effects and evidence of changes in AD biomarker activity supported the decision to advance ELND005 to Phase III clinical development. In our view, the Phase II data was informative and provided direction for the design of the Phase III protocol in selecting the dose, patient population, and potential endpoints such as NTB and CDR-SB.

In December 2010, we announced a modification to our collaboration agreement whereby Elan would fund all future activities for the ELND005 program. Transition received US$9 million upon signing and retained a significant upside on any future success associated with ELND005. The Company is eligible to receive developmental and regulatory milestone payments in excess of US$93 million and tiered royalties from 8-15% on sales of ELND005. This arrangement has allowed the Company to broaden its product portfolio and diversify financial resources among its emerging pipeline of drug candidates entering clinical development in the near term.

TT-401 / TT-402

A key program at Transition that holds much promise are the next generation GLP-1 dual agonists for the treatment of type 2 diabetes. This class of drug candidates is well positioned for the growing diabetes therapeutic market with a focus on expanding the benefits of incretin therapies such as lowering blood glucose and increasing weight loss.

TT-401 and TT-402 both act on the GLP-1 receptor similarly to GLP-1 analogues to increase insulin secretion and lower blood sugar levels. However, these drug candidates are developed to interact with a second physiological target to provide additional clinical benefits such as weight reduction and improved lipid profiles. Further, TT-401 and TT-402 are once-weekly injectable therapies, which is an improvement on currently approved once-daily or twice-daily injectable GLP-1 analogues. We expect to advance TT-401 into the clinic by the end of 2011 and proof of concept studies in obese and diabetic patients in 2012. The interest and value of GLP-1 dual agonists as potential therapies is evidenced by recent deals involving Merck, Roche and Boehringer Ingelheim to purchase or license similar technologies.

TT-301 / TT-302

Transition has made significant strides in advancing our cytokine inhibitors, TT-301 and TT-302, into clinical development. Prior to entering the clinic, both TT-301 and TT-302 demonstrated efficacy in multiple animal models of human disease including arthritis, Alzheimer's disease, and traumatic brain injury. This year marked the commencement of clinical development of TT-301 as the first phase I study was completed. This study evaluated the safety and pharmacokinetics of intravenously administered TT-301 in healthy volunteers. Thus far, these molecules have demonstrated a good safety and pharmacokinetic profile and the oral formulated compounds are being prepared for Phase I studies with the goal of advancing into proof of concept studies in arthritis patients.

Acknowledgements

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. Transition's programs are well-positioned for growth and advancement in 2012. We look forward to reporting on these events next year and thank our shareholders for their continued support and confidence.



Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.







ALZHEIMER'S DISEASE

takes **MEMORIES** and **LIFE** away

Alzheimer's Disease



Alzheimer's disease (AD) is a degenerative disease of the brain that destroys neurons, resulting in loss of memory and ability to perform daily tasks. The progression of the disease leads to a deterioration in the general health of AD patients and ultimately death.

AD primarily targets adults over the age of 60. Currently, no treatment is available to effectively alter the course of the disease. With the population aging and over 5 million people already suffering from the disease in the U.S. alone, the market need for disease-modifying therapies for AD has never been more urgent.

ELND005

ELND005 is a small molecule compound that neutralizes the neurotoxic effects of beta amyloid (Aβ), whose build-up in the brain is a hallmark pathology in AD. The current consensus view of AD is that the abnormal accumulation of Aβ in the brain starts years before the onset of dementia, and thus targeting the disease at an earlier stage should improve the likelihood of successful disease-modifying intervention. In the recent Phase II study, ELND005 demonstrated greater effects on cognition and function in mild AD patients, compared to moderate AD patients, which is in line with the current paradigm of the disease. ELND005 has also shown significant biological effects on CSF (cerebrospinal fluid) Aβ levels in patients in the study. [See the next page for topline data from Phase II clinical trial]

Multiple clinical studies thus far completed have shown that oral administration of 250 mg bid (twice daily) ELND005 achieves concentrations in the brain that had been shown in preclinical models of AD to slow the progression of the disease. Moreover, this dose level has demonstrated acceptable safety and tolerability in humans. As ELND005 addresses unmet medical needs for AD patients, the U.S. Food and Drug Administration (FDA) granted "Fast Track" designation to ELND005 in 2007 in order to expedite its clinical development and regulatory review process.

Given its unique properties, ELND005 has the potential to be the first oral disease-modifying therapy on the market for the treatment of AD. ELND005 is currently in preparation for Phase III clinical trials by our partner, Elan.

KEY PROPERTIES

- Inhibits Aβ aggregation and accumulation in the brain
- Disrupts binding of Aβ to neurons
- Prevents loss of synapses and improves neuronal function
- Orally bioavailable and crosses the blood-brain-barrier

ELND005 PHASE II HIGHLIGHTS

STUDY DESIGN

- Randomized, double-blind, placebo-controlled, dose-ranging, efficacy and safety study of ELND005
- 18-month treatment phase
- Primary clinical efficacy endpoints: NTB[1], ADCS-ADL[2]

TOPLINE SUMMARY

- Analyses of primary clinical endpoints in mild-to-moderate AD patients did not achieve statistical significance
- Pre-specified analyses of mild AD patients:
  - A significant and clinically relevant treatment effect[8] (> 100%) on NTB in completers
  - Positive trends in NTB shown on both memory and executive function
  - Clinical signs of drug effects[8] (> 30%) on ADCS-ADL and CDR-SB[3]
- Biomarkers:
  - Significant reduction of CSF Aβ42 (27%)
  - Numerical reduction of tau
- The 250 mg bid dose of ELND005 had an acceptable safety and tolerability profile comparable to placebo

MILD-TO-MODERATE AD (MMSE[6] 16-26)

NTB: Co-Primary Endpoint for Cognition


m-ITT4
(Placebo/ELND005 = 82/84)
Improvement
Decline
Mean change from baseline
0.2
0.0
-0.2
-0.4
ELND005 250 mg
Placebo
BL
12
24
48
78
Study week


PPS5
(Placebo/ELND005 = 47/49)
ELND005 250 mg
Placebo
Δ7 = 0.15 (p = 0.17)
Drug effect8 = 40%
BL
12
24
48
78
Study week

ADCS-ADL: Co-Primary Endpoint for Function


m-ITT4
(Placebo/ELND005 = 82/84)
Improvement
Decline
Mean change from baseline
5
0
-5
-10
-15
Placebo
ELND005 250 mg
BL
12
24
48
78
Study week


PPS5
(Placebo/ELND005 = 47/49)
ELND005 250 mg
Placebo
BL
12
24
48
78
Study week

[1] NTB = Neuropsychological Test Battery; [2] ADCS-ADL = Alzheimer's disease Cooperative Study - Activities of Daily Living; [3] CDR-SB = Clinical Dementia Rating - Sum of Boxes; [4] m-ITT = modified Intent-To-Treat population (includes any patients who received at least one dose of study drug); [5] PPS = Per Protocol Set (study completers who received at least 80% of study drug); [6] MMSE = Mini-Mental State Exam; [7] Δ (delta) = difference between placebo and treatment; [8] Drug effect = marginal improvement over placebo; [9] NS = no significance

PRE-SPECIFIED ANALYSES MILD AD (MMSE 23-26)

NTB: Co-Primary Endpoint for Cognition



m-ITT[4]
(Placebo/ELND005 = 35/36)
Improvement
Decline
Mean change from baseline
0.2
0.0
-0.2
-0.4
ELND005 250 mg
Placebo
Δ = 0.20 (p = 0.11)
Drug effect = 71%
BL
12
24
48
78
Study week



PPS[5] (Placebo/ELND005 = 22/24)
ELND005 250 mg
Placebo
Δ = 0.40 (p = 0.007)
Drug effect > 100%
BL
12
24
48
78
Study week

ADCS-ADL: Co-Primary Endpoint for Function



m-ITT[4]
(Placebo/ELND005 = 35/36)
Improvement
Decline
Mean change from baseline
3.0
0.0
-3.0
-6.0
-9.0
ELND005 250 mg
Placebo
Δ = 2.26 (p = NS[9])
Drug effect = 35%
BL
12
24
48
78
Study week



PPS[5]
(Placebo/ELND005 = 22/24)
ELND005 250 mg
Placebo
Δ = 2.25 (p = NS)
Drug effect = 31%
BL
12
24
48
78
Study week

BIOMARKERS - MILD TO MODERATE AD (MMSE 16-26)



Aβ42
(Placebo/ELND005 = 11/9)
Improvement
Decline
Change from baseline (pg/mL)
500
400
300
200
100
0
-100
-200
-300
-400
-500
Median
LS mean Δ = -191.3
(p = 0.009)
Median Δ = -117.9
(p = 0.068)
Placebo
ELND005
250 mg



Tau
(Placebo/ELND005 = 11/9)
Change from baseline (pg/mL)
400
300
200
100
0
-100
-200
-300
-400
Median
LS mean Δ = -39.9
(p = NS)
Median Δ = -140.1
(p = 0.129)
Placebo
ELND005
250 mg

CONCLUSION

The effects of ELND005 observed in mild AD patients are encouraging and consistent with the emerging consensus in the AD field that anti-Aβ intervention taken early in the disease process may increase the likelihood of successful disease-modification. The results of this study support Phase III development of ELND005 and provide informative guidance for the selection of dose, patient population and endpoints for Phase III clinical trials targeting earlier stages of AD.


TYPE 2 DIABETES

high **SUGAR** is just the **TIP OF THE ICEBERG**

... the real threat lies underneath

Type 2 Diabetes

Characterized by high levels of sugar in the blood, diabetes is a chronic disease that is often not perceived as serious as other life-threatening diseases such as cancer and heart disease. In reality, diabetes is the 7th leading cause of death in the U.S. It is the most common cause of blindness, kidney failure and amputations while contributing to increasing the risk for heart disease, stroke and certain types of cancer.

Type 2 diabetes, characterized by insulin resistance or the body's inability to properly use insulin, is the most common type of diabetes. In the U.S., the number of type 2 diabetes patients exceeds 23 million and is on the rise. Moreover, 79 million Americans are estimated to have a condition labelled as "prediabetes" defined by blood glucose levels above the normal range, approaching the threshold for diabetes.

Despite the number of drugs available for the treatment of type 2 diabetes, many often fail to provide optimal glucose control, and their benefits may be limited by side-effects such as hypoglycemia and weight gain. In this regard, recently approved glucagon-like peptide-1 (GLP-1) analogs overcome some of these limitations. Injected once or twice daily, this new class of drugs provide effective glucose control without the risk of hypoglycemia, as well as modest weight loss.

TT401 / TT402

Representing the next generation GLP-1-based therapy for type 2 diabetes, TT401 and TT402 are GLP-1 dual agonists that act not only on the GLP-1 receptor but also on a second target clinically relevant in the management of type 2 diabetes. In this way, this novel class of anti-glycemics is capable of providing all of the physiological effects of GLP-1 plus other benefits. For example, TT401 and TT402 have been shown to induce a greater reduction in body weight compared to GLP-1 analogs in pre-clinical models. The superior effect of TT401 and TT402 on body weight characterizes a distinct advantage over GLP-1 analogs for the treatment of type 2 diabetes since weight management is an important clinical goal for these patients.

KEY PROPERTIES

- Provides benefits of GLP-1 analogs such as blood glucose control
- Greater weight loss compared to GLP-1 analogs
- Improved lipid profile
- Convenience of dosing (once weekly formulation)

The TT401 / TT402 program is partnered with Eli Lilly, and Phase I clinical trials are expected to commence by the end of 2011.

OBESITY
is WIDE-SPREADING



ATLANTIC
OCEAN
Tropic of Cancer
CARIBBEAN SEA
15 16 17 18 19 20 21 22 23 24



Obesity

Obesity is now considered a chronic disease that has already grown to epidemic proportions in developed countries. It is estimated that about 70% of Americans are either obese or overweight, and these conditions represent the second leading preventable cause of death in the U.S., just "inches" behind tobacco use. Life-threatening diseases linked to obesity include hypertension, cardiovascular disease, type 2 diabetes, arthritis and certain types of cancer.

Numerous studies have shown that weight management is an important means of reducing the risk of obesity-related complications. However, lifestyle interventions such as diet and exercise may not be an option to many obese patients, and few safe and effective anti-obesity drugs are currently available.

GLP-1 is a gut hormone secreted after food consumption and plays an important role in regulating blood glucose. Its analogs have recently been approved for the treatment of type 2 diabetes. Interestingly, further studies have revealed that the hormone also suppresses appetite and food intake which have driven significant interest in developing GLP-1 analogs as anti-obesity medications. However, their effect on body weight, although clinically relevant, is modest at best.

TT401 / TT402

TT401 and TT402 are designed to stimulate two separate hormonal functions involved in energy homeostasis of the body. These drug candidates are GLP-1 receptor dual agonists whose anti-obesity effects are enhanced by their ability to stimulate an additional physiological target. Both of these targets are known to play integral roles in regulating appetite, food intake and satiety, as well as energy utilization in the body. By modulating both of these targets, TT401 and TT402 are more effective at decreasing body fat and may provide significantly greater weight reduction and a more beneficial lipid profile compared to GLP-1 agonism alone.

KEY PROPERTIES

- Induces greater weight loss compared to GLP-1 analogs
- Reduces appetite and food intake through sustained satiety
- Decreases body fat
- Improves lipid profile

The TT401 / TT402 program is partnered with Eli Lilly, and Phase I clinical trials are expected to commence by the end of 2011.

ARTHRITIS

turns a simple daily activity into a **CHALLENGE**



Arthritis



Arthritis is a chronic, progressive joint disorder characterized by joint inflammation that leads to cartilage destruction. It is the most common cause of disability in the U.S., severely limiting daily activities for more than 20 million Americans.

The pathological process in arthritis is mediated by pro-inflammatory cytokines such as interleukin-1 (IL-1) and tumor necrosis factor alpha (TNFα). These pro-inflammatory mediators are produced in the joint by activated inflammatory cells and induce a wide variety of enzymes that break down the cartilage tissue. Based on this cascade of inflammatory events, an approach for the treatment of arthritis is to block the production and/or activity of the pro-inflammatory mediators. As such, antibody therapies, or biologic drugs, neutralizing TNFα have been approved for rheumatoid arthritis and have provided patients with significant improvement in physical symptoms and joint function.

Although biologic drugs have achieved blockbuster status in the arthritis market in terms of sales, a clearly defined market need for patients still exists. There have been safety concerns associated with the use of TNFα inhibitors including the risk of developing cancer in young patients. In addition, a significant proportion of arthritis patients do not respond or lose their initial response to TNFα inhibitors. Therefore, new anti-inflammatory drugs with novel mechanisms of action that can provide improved safety and efficacy, as well as convenience of oral dosing, would have a clear advantage over biologic drugs for the treatment of arthritis.

TT301 / TT302

TT301 / TT302 are novel, small molecule anti-inflammatory compounds, with a favorable pharmacological profile that aligns with the current market need for arthritis patients. The compounds inhibit the production of multiple pro-inflammatory cytokines including TNFα and IL-1. In pre-clinical models of arthritis, oral administration of TT301 or TT302 has been shown to significantly lower the severity of disease as well as prevent damage in the affected joint.

KEY PROPERTIES

- Inhibits the production of multiple pro-flammatory cytokines
- Oral formulation (vs. approved injectable biologic drugs)
- Efficacy also shown in other disease models involving inflammation (Alzheimer's disease, intracerebral hemorrhage, traumatic brain injury)

Phase I clinical trials of orally administered TT301 and TT302 are expected in 2012.

OUTLOOK

The upcoming year looks to be one highlighted with advancement of our late and early stage drug candidates. For later stage development, we look forward to our development partner commencing the Phase III development of ELND005 in mild Alzheimer's patients. Targeting mild patients is consistent with the Alzheimer's research community's emerging consensus that intervention earlier in the disease process has the greatest chance of impacting patient outcomes. In the early stages of clinical development, Transition plans to commence human proof of concept trials with its lead programs in type 2 diabetes, obesity and arthritis.

Building on this foundation, the Company seeks to continue the growth of its development pipeline through the strategic addition of early clinical stage drug candidates. The goal of this approach is to in-license drug candidates with an appropriate risk/reward profile that can advance expeditiously toward proof-of-concept efficacy data in humans. In this way, the Company can take advantage of its clinical development expertise and position multiple opportunities for value creation and partnerships with large pharmaceutical companies in the future.

Carl Damiani
VP Business Development

Nicole Rusaw-George
VP Finance

Elie Farah
President and CFO

Laura Agensky
VP Clinical Operations

Dr. Aleksandra Pastrak
VP Clinical Development and Medical Officer

Dr. Tony Cruz
Chairman and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

The following information should be read in conjunction with the Company's audited consolidated financial statements for the year ended June 30, 2011 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the year ended June 30, 2011 as compared to the year ended June 30, 2010. Material differences between Canadian and U.S generally accepted accounting principles are described in note 18 to the consolidated financial statements for the year ended June 30, 2011. This MD&A includes financial information derived from the annual audited consolidated financial statements. This review was performed by management with information available as of September 9, 2011.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward looking statements within the meaning of applicable securities laws. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of each of the Company's product candidates which the Company expects to complete in fiscal 2012, the ability of the Company's's business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer's disease and improve symptoms, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan, the global population size of those affected by Alzheimer's disease; the demand for a product that can slow or reverse the progression of Alzheimer's disease, the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302, the intention of the Company to seek a partnership for the development of TT-301 and TT-302, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company ("Lilly") and their potential benefit in type 2 diabetes patients, the engagement of third party manufacturers to produce the Company's drug substances and products, the intention of the Company to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Company and the Company's dividend policy.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "RISKS AND UNCERTAINTIES" in this MD&A and all other information included in or incorporated by reference in this AIF before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer's disease, intracerebral hemorrhage ("ICH") and traumatic brain injury ("TBI"). Transition has also in-licensed a series of preclinical compounds (TT401/402) from Eli Lilly and Company in the area of diabetes.

During fiscal 2011 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103) – Alzheimer's Disease:

- ***On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011.*** Elan and Transition intend to share further detail regarding the Phase 2 data in a peer-reviewed publication;
- ***On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103), resulting in a payment to the Company of US$9 million which was received in January, 2011.*** Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization;
- ***On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103).*** The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

- ***On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints.*** Given these findings, there will be no further development of TT-223.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

Eli Lilly and Company

On March 3, 2010, Transition and Eli Lilly and Company ("Lilly") entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's technologies are as follows:

ELND005 (AZD-103) for Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer's disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid ("CSF") and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer's disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee ("ISMC") and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Expenditures for the ELND005 (AZD-103) Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program[1]	Fiscal 2011 $	Fiscal 2010 $
Pre-clinical studies	-	4,871
Clinical studies	-	-
Manufacturing	5,788	14,788
Other direct research	48,511	41,400
Due to (from) Elan		
Clinical studies	757,579	3,534,490
Manufacturing	(78,683)	451,964
Other direct research	17,215	672,085
Other	183,744	524,815
TOTAL	934,154	5,244,413

[1] These costs, except "Due to (from) Elan", are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301/TT-302

Pro-inflammatory cytokines are part of the body's natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn's disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer's disease, Traumatic Brain Injury ("TBI"), Intracerebral Hemorrhage ("ICH"), and others.

Development of TT-301 and TT-302

Transition's lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally. The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/TT-302 Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-301/TT-302 Program[1]	Fiscal 2011 $	Fiscal 2010 $
Pre-clinical studies	656,671	1,225,114
Clinical studies	743,141	122,145
Manufacturing	880,711	1,241,830
Other direct research	80,852	119,841
TOTAL	2,361,375	2,708,930

[1] These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-401/TT-402

Development of TT-401 and TT-402 For Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body's immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

Expenditures for the TT-401/TT-402 Program

During the year ended June 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-401/TT-402 Program[1]	Fiscal 2011 $	Fiscal 2010 $
Pre-clinical studies	1,070,352	-
Clinical studies	-	-
Manufacturing	506,474	53,730
Other direct research	25,683	14,113
TOTAL	1,602,509	67,843

[1] These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition's goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:

ALZHEIMER'S DISEASE

	Preclinical	Phase I	Phase II	Phase III	Partner
ELND005*					Elan
TT301/TT302					Partnership Candidate

TYPE 2 DIABETES / OBESITY

	Preclinical	Phase I	Phase II	Phase III	Partner
TT401/TT402					Eli Lilly

ARTHRITIS

	Preclinical	Phase I	Phase II	Phase III	Partner
TT301/TT302					Partnership Candidate

* Phase III ready

OVERALL PERFORMANCE

During fiscal 2011, the Company continued to advance its lead products through clinical trials. On December 27, 2010, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). In light of this, the Company has recognized $29,671,150 (US$29,000,000) as revenue during the second quarter of fiscal 2011, which represents the total of the up-front and milestone payments received from Elan of $20,719,750 (US$20,000,000) as well as the $8,951,400 ($US9,000,000) agreement modification payment that was received in January, 2011, partially in lieu of the contractually required Phase III milestone payment.

In light of the amendments to the Elan agreement, during the fiscal year ended June 30, 2011, the Company reported a decrease in net loss of $32,211,894 compared to the fiscal year ending June 30, 2010. The decrease in net loss is attributed to increases in revenue as well as decreases in research and development expenses, impairment of intangible assets, amortization expense and foreign exchange loss. The decrease in net loss is partially offset by increases in general and administrative expenses.

In upcoming periods, the Company's net income will likely revert to a net loss position due to the fact that all deferred revenue has been recognized and the Company expects to incur increased clinical expenditures as the Company continues the clinical development of multiple products.

At June 30, 2011, the Company's cash and cash equivalents and short term investments were $22,460,720. The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

SELECTED ANNUAL INFORMATION

The following table is a summary of selected financial information from the audited consolidated financial statements of the Company for each of the three most recently completed financial years:

	June 30, 2011 $	June 30, 2010 $	June 30, 2009 $
Revenue	29,671,150	4,503,892	2,513,108
Net income (loss)[1]	12,902,984	(19,308,910)	(22,374,491)
Basic and diluted net income (loss) per common share	0.56	(0.83)	(0.97)
Total assets	43,179,488	49,659,526	72,819,261
Total long-term liabilities[2]	45,727	57,160	68,592
Cash dividends declared per share	-	-	-

[1] Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.

[2] Total long-term liabilities exclude deferred revenue, a non-financial liability.

Management's Discussion and Analysis

ANNUAL RESULTS – YEAR ENDED JUNE 30, 2011 COMPARED TO YEAR ENDED JUNE 30, 2010

RESULTS OF OPERATIONS

Revenue

Revenue increased $25,167,258 or 559% to $29,671,150 for the fiscal year ended June 30, 2011 as compared to $4,503,892 for the fiscal year ended June 30, 2010. The Company recognized revenue in the amount of $29,671,150 relating to the collaboration agreement with Elan. During the comparative fiscal year ending June 30, 2010, the Company recognized $4,503,892 relating to the Lilly agreement.

In light of the amendments to the Elan agreement and the termination of the Lilly agreement, at June 30, 2011, the balance in deferred revenue is nil as all amounts received from both Elan and Lilly have been fully recognized as revenue. Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. Management is not in a position to estimate when or if that payment will be received.

Research and Development

Research and development expenses decreased to $7,972,204 for the fiscal year ended June 30, 2011 from $13,131,473 for the fiscal year ended June 30, 2010. The decrease, $5,159,269 or 39%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103), TT-223 clinical trials and clinical costs associated with advancing the TT-301/302 program. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

The Company anticipates that research and development expenses will increase in fiscal 2012 as the Company continues to advance the development of the TT-301/302 and TT-401/402.

General and Administrative

General and administrative expenses increased to $6,425,194 for the fiscal year ended June 30, 2011 from $6,084,420 for the fiscal year ended June 30, 2010. The increase, $340,774 or 6% is due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expense resulting from management's voluntary forfeiture of certain stock options. The increase has been partially offset by a decrease in accounting fees as the Company's component evaluation for IFRS policy decisions are substantially completed.

The Company anticipates that general and administrative expenses will remain relatively consistent in fiscal 2012.

Amortization

Amortization for the fiscal year ended June 30, 2011, decreased $629,153 or 23% to $2,106,878 as compared to $2,736,031 for the fiscal year ended June 30, 2010.

The decrease in amortization expense during fiscal 2011 is due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011. In addition, certain intangible assets were written off during fiscal 2010, further accounting for the decrease in amortization expense. The decrease has been partially offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

The Company anticipates that amortization expense will decrease in fiscal 2012 due to the fact that the intangible assets acquired from Protana are fully amortized at June 30, 2011.

Impairment of Intangible Assets

Impairment of intangible assets for the fiscal year ended June 30, 2011, decreased to nil as compared to $1,124,945 for the fiscal year ended June 30, 2010. There were no impairments of intangible assets during the year ended June 30, 2011.

During fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499. The total impairment loss recognized during fiscal 2010 was $1,124,945.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2011.

	First Quarter $	Second Quarter $	Third Quarter $	Fourth Quarter $	Year $
2011					
Revenue	-	29,671,150	-	-	29,671,150
Net income (loss)[1]	(4,330,163)	24,284,800	(3,032,230)	(4,019,423)	12,902,984
Basic and diluted net income (loss) per common share	(0.19)	1.05	(0.13)	(0.17)	0.56
2010					
Revenue	304,436	987,828	2,543,221	668,407	4,503,892
Net (loss)[1]	(5,613,461)	(6,055,627)	(3,063,270)	(4,576,552)	(19,308,910)
Basic and diluted net (loss) per common share	(0.24)	(0.26)	(0.13)	(0.20)	(0.83)

[1] Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, interest income and corporate development costs.

FOURTH QUARTER RESULTS

The following table is a summary of selected information for the three month periods ended June 30, 2011 and June 30, 2010:

	2011 $	2010 $
Revenue – Licensing fees	-	668,407
Research and development, net	2,247,035	3,137,292
General and administrative	1,339,892	1,601,780
Amortization	436,859	677,906
Impairment of intangibles	-	-
Interest income, net	56,366	41,285
Net loss	4,019,423	4,576,552

Review of Operations

For the three month period ended June 30, 2011, the Company's net loss decreased by $557,129 or 12% to $4,019,423 compared to $4,576,552 for the same period in fiscal 2010.

Revenue decreased to nil from $668,407 for the same period in fiscal 2010. During the fourth quarter of fiscal 2010, management recorded $668,407 of the deferred up-front payment from Lilly as revenue. The up-front payment from Lilly and Elan were fully recognized by June 30, 2010 and March 31, 2011 respectively.

Research and development expenses decreased by $890,257 or 28% to $2,247,035 compared to $3,137,292 for the same period in fiscal 2010. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $261,888 or 16% to $1,339,892 from $1,601,780 for the same period in fiscal 2010. This decrease was primarily due to decreases in stock option expense resulting from management's voluntary forfeiture of certain stock options.

Amortization expense decreased $241,047 or 36% to $436,859 from $677,906 for the same period in fiscal 2010. The decrease in amortization expense relate to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company's intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company's intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carry forward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company's amendment to the collaboration agreement with Elan, the Company has recognized as revenue amounts that were previously recorded as deferred revenue. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company's performance towards meeting the contractual obligations.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan: This first phase involved the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft consolidated financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with *Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating* to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS. This information reflects management's most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is substantially complete, pending future IFRS changes released by the IASB.
	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified, presented to the Audit Committee and have been finalized.
	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments have been determined and reviewed by the Company's auditors.
	Prepare draft consolidated financial statements and note disclosures under IFRS accounting standards	The Company has presented their first set of draft interim consolidated financial statements under IFRS to the audit committee.
Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.
Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee.
	Design, implement and test controls over IFRS data	Control procedures are in place and have been tested.
Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process.
Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices	Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB's IFRS website.

Transition to IFRS – Opening Adjustments

Based on the IFRS standards as of the current date, the Company has finalized accounting policy choices and has assessed elective options under IFRS 1, First Time Adoption. In addition, the Company has quantified the effects of transitioning to IFRS. Additional information relating to elective options and quantification of adjustments is as follows:

a) Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010. As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b) Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan contract based on the percentage of completion methodology. Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the costs incurred. Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company's agreement with Elan under IAS 18 compared to the deferral of $20,719,750 in accordance with Canadian GAAP.

c) *Contingent Consideration Payable*

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. ("ENI"). Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Under Canadian GAAP, no liability was recognized. Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable. The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been increased accordingly.

d) Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing model and expenses this equally over the options' vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options' vesting term using a method called graded vesting. As a result, the Company has recorded a July 1, 2010 adjustment within the components of shareholders' equity to restate the cumulative impact of this difference.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense. As a result of this difference, the Company has recorded an IFRS transition adjustment within the components of shareholders' equity that takes into account the forfeiture of stock option grants that have unvested options at July 1, 2010.

As a result of the above-mentioned Canadian GAAP and IFRS share-based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders' equity that increased the share-based payment reserve by $1,890,839, and increased the deficit by $1,890,839.

Presentation

Pursuant to *IAS 1, Presentation of Financial Statements*, the Company has elected to group its expenses on the income statement using a classification system based on function. The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets. The Company's IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under *IAS 24, Related Party Disclosures*, key management and board member compensation is disclosed in total and is analyzed by component. Comprehensive disclosures of related party transactions are required for each category of related party relationship. The Company currently does not consider management compensation as a related party transaction. Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management has drafted the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

Management's Discussion and Analysis

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company's consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS. ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income ("OCI") and total comprehensive income. All non-owner changes in shareholders' equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Companies will no longer be permitted to present OCI in the statement of shareholder's equity. ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011. The Company is currently evaluating the impact ASU 2011-05 will have on the Company's consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company's CEO and CFO, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of June 30, 2011 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of June 30, 2011, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. The Company's management, including the CEO and CFO, concluded that, as of June 30, 2011, the Company's internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2011 of $132,941,188. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company's cash, cash equivalents and short term investments were $22,460,720 at June 30, 2011 as compared to $27,077,855 at June 30, 2010. The decrease of $4,617,135 was primarily the result of operating expenditures incurred during the twelve-month period ended June 30, 2011, offset by the milestone payment of $8,951,400 (US$9,000,000) received from Elan. The Company's working capital position at June 30, 2011 was $22,790,461, as compared to $25,868,484 at June 30, 2010. The decrease in the Company's working capital position is due to the expenditures incurred during the twelve-month period ended June 30, 2011. The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities. Management's primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations as of June 30, 2011 are as follows:

	Less than 1 year $	1-3 years $	4-5 years $	After 5 years $	Total $
Operating leases	227,780	425,575	206,294	-	859,649
Collaboration agreements	8,681	-	-	-	8,681
Clinical and toxicity study agreements	1,231,264	-	-	-	1,231,264
Manufacturing agreements	597,593	-	-	-	597,593
Others	128,332				128,332
TOTAL	**2,193,650**	**425,575**	**206,294**	**-**	**2,825,519**

RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 - $5,718] and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil and 2010 is $766. In June, 2011, the Company entered into a six month consulting agreement for US$150,000 with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at September 9, 2011, the Company has 23,217,599 common shares outstanding.

Stock Options

As at September 9, 2011, the Company has 1,525,386 stock options outstanding with exercise prices ranging from $3.00 to $18.00 and various expiry dates extending to June 30, 2021. At September 9, 2011, on an if-converted basis, these stock options would result in the issuance of 1,525,386 common shares at an aggregate exercise price of $8,461,872.

RISKS AND UNCERTAINTIES

Investing in the Company's securities involves a high degree of risk. Before making an investment decision, individuals should carefully consider the following risk factors, in addition to the other information provided in this MD&A and the Company's other disclosure documents filed on www.sedar.com.

The Company will require significant additional financing and it may not have access to sufficient capital.

The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Company may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Company to fund its research and clinical trials, and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

The Company has a history of losses, and it has not generated any product revenue to date. It may never achieve or maintain profitability.

Since inception, the Company has incurred significant losses each year and expects to incur significant operating losses as the Company continues product research and development and clinical trials. There is no assurance that the Company will ever successfully commercialize or achieve revenues from sales of its therapeutic products if they are successfully developed or that profitability will ever be achieved or maintained. Even if profitability is achieved, the Company may not be able to sustain or increase profitability.

Management's Discussion and Analysis

We are an early stage development company in an uncertain industry.

The Company is at an early stage of development. Preclinical and clinical trial work must be completed before our products could be ready for use within the markets we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals or be capable of being manufactured at a reasonable cost. If the Company's products are approved for sale, there can be no assurance that the products will gain market acceptance among consumers, physicians, patients and others in the medical community. A failure to gain market acceptance may adversely affect the revenues of the Company.

The Company is subject to a strict regulatory environment.

None of the Company's product candidates have received regulatory approval for commercial sale.

Numerous statutes and regulations govern human testing and the manufacture and sale of human therapeutic products in Canada, the United States and other countries where the Company intends to market its products. Such legislation and regulation bears upon, among other things, the approval of protocols and human testing, the approval of manufacturing facilities, testing procedures and controlled research, review and approval of manufacturing, preclinical and clinical data prior to marketing approval including adherence to Good Manufacturing Practices ("GMP") during production and storage as well as regulation of marketing activities including advertising and labelling.

The completion of the clinical testing of our product candidates and the obtaining of required approvals are expected to take years and require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by regulatory authorities if it is determined at any time that patients may be or are being exposed to unacceptable health risks, including the risk of death, or that compounds are not manufactured under acceptable GMP conditions or with acceptable quality. Any failure or delay in obtaining regulatory approvals would adversely affect the Company's ability to utilize its technology thereby adversely affecting operations. No assurance can be given that the Company's product candidates or lead compounds will prove to be safe and effective in clinical trials or that they will receive the requisite protocol approval or regulatory approval. Furthermore, no assurance can be given that current regulations relating to regulatory approval will not change or become more stringent. There are no assurances the Company can scale-up, formulate or manufacture any compound in sufficient quantities with acceptable specifications for the regulatory agencies to grant approval or not require additional changes or additional trials be performed. The agencies may also require additional trials be run in order to provide additional information regarding the safety, efficacy or equivalency of any compound for which the Company seeks regulatory approval. Similar restrictions are imposed in foreign markets other than the United States and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by the Company in light of the extensive regulatory environment in which the Company's business operates.

Even if a product candidate is approved by the FDA or any other regulatory authority, the Company may not obtain approval for an indication whose market is large enough to recoup its investment in that product candidate. The Company may never obtain the required regulatory approvals for any of its product candidates.

The Company is faced with uncertainties related to its research.

The Company's research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development. It is not possible to predict, based upon studies in in-vitro models and in animals, whether any of the compounds made for these programs will prove to be safe, effective, and suitable for human use. Each compound will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Development of these compounds will require investigations into the mechanism of action of the molecules as these are not fully understood. Unsatisfactory results obtained from a particular study relating to a program may cause the Company to abandon its commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, poor physiochemical properties, unacceptable ADME (absorption, distribution, metabolism and excretion) and DMPK (drug metabolism and pharmacokinetics), pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make the Company's targets, lead compounds or product candidates unattractive or unsuitable for human use, and the Company may abandon its commitment to that program, target, lead compound or product candidate. In addition, preliminary results seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials.

If difficulties are encountered enrolling patients in the Company's clinical trials, the Company's trials could be delayed or otherwise adversely affected.

Clinical trials for the Company's product candidates require that the Company identify and enrol a large number of patients with the disorder under investigation. The Company may not be able to enrol a sufficient number of patients to complete its clinical trials in a timely manner. Patient enrolment is a function of many factors including, but not limited to, design of the study protocol, size of the patient population, eligibility criteria for the study, the perceived risks and benefits of the therapy under study, the patient referral practices of physicians and the availability of clinical trial sites. If the Company has difficulty enrolling a sufficient number of patients to conduct the Company's clinical trials as planned, it may need to delay or terminate ongoing clinical trials.

Even if regulatory approvals are obtained for the Company's product candidates, the Company will be subject to ongoing government regulation.

Even if regulatory authorities approve any of the Company's human therapeutic product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be expensive and consume substantial financial and management resources. If the Company, or any future marketing collaborators or contract manufacturers, fail to comply with applicable regulatory requirements, it may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawal of regulatory approvals and criminal prosecution. Any of these sanctions could delay or prevent the promotion, marketing or sale of the Company's products.

The Company may not achieve its projected development goals in the time frames announced and expected.

The Company sets goals for and makes public statements regarding the timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in the Company's clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize its products.

There can be no assurance that the Company's clinical trials will be completed, that the Company will make regulatory submissions or receive regulatory approvals as planned. If the Company fails to achieve one or more of these milestones as planned, the price of the Common Shares would likely decline.

If the Company fails to obtain acceptable prices or adequate reimbursement for its human therapeutic products, its ability to generate revenues will be diminished.

The Company's ability to successfully commercialize its human therapeutic products will depend significantly on its ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While the Company has not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. The Company's human therapeutic products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow the Company to sell its products on a competitive basis. The Company may not be able to negotiate favourable reimbursement rates for its human therapeutic products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit the Company's commercial opportunity and reduce any associated revenue and profits. The Company expects proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that the Company or any current or potential collaborators could receive for any of its human therapeutic products and could adversely affect its profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If the Company fails to obtain acceptable prices or an adequate level of reimbursement for its products, the sales of its products would be adversely affected or there may be no commercially viable market for its products.

The Company may not obtain adequate protection for its products through its intellectual property.

The Company's success depends, in large part, on its ability to protect its competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including the Company, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to the Company may not provide the Company with any competitive advantage. The Company's patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to the Company's will circumvent its patents by means of alternate designs or processes. The Company may have to rely on method of use protection for its compounds in development and any resulting products, which may not confer the same protection as compounds per se. The Company may be required to disclaim part of the term of certain patents. There may be prior applications of which the Company is not aware that may affect the validity or enforceability of a patent claim. There also may be prior applications which are not viewed by the Company as affecting the validity or enforceability of a claim, but which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that the Company's patents would, if challenged, be held by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe the Company's patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by the Company. Pending patent applications may not result in the issuance of patents, and the Company may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting the Company's business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with the Company's technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which the Company could otherwise obtain. The Company could become involved in interference proceedings in the United States in connection with one or more of its patents or patent applications to determine priority of invention. The Company's granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its intellectual property. The Company generally requires its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of the Company's employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is the Company's exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of the Company's proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to those of the Company or otherwise gain access to the Company's trade secrets.

The Company currently has the right to use certain technology under license agreements with third parties. The Company's failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause the Company to terminate the related development program and cause a complete loss of its investment in that program.

As a result of the foregoing factors, the Company may not be able to rely on its intellectual property to protect its products in the marketplace.

The Company may infringe the intellectual property rights of others.

The Company's commercial success depends significantly on its ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which the Company is not aware that its products infringe or patents, that the Company believes it does not infringe, but that it may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which the Company is unaware that may later result in issued patents that its products infringe.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Company, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. The Company is aware of, and has reviewed, third party patents relating to the treatment of Alzheimer's disease, diabetes, and other relevant indication areas. In the event of infringement or violation of another party's patent, the Company may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of the Company's products or lead to prohibition of the manufacture or sale of the products.

Patent litigation is costly and time consuming and may subject the Company to liabilities.

The Company's involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause the Company to incur substantial expenses, and the efforts of its technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject the Company to significant liabilities.

The Company operates in a fiercely competitive business environment.

The biopharmaceutical industry is highly competitive. Competition comes from health care companies, pharmaceutical companies, large and small biotech companies, specialty pharmaceutical companies, universities, government agencies and other public and private companies. Research and development by others may render the Company's technology or products non-competitive or obsolete or may result in the production of treatments or cures superior to any therapy the Company is developing or will develop. In addition, failure, unacceptable toxicity, lack of sales or disappointing sales or other issues regarding competitors' products or processes could have a material adverse effect on the Company's product candidates, including its clinical candidates or its lead compounds.

The market price of the Company's Common Shares may experience a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally, and the short-term effect of a number of possible events.

The Company is a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for the Company's Common Shares may experience a high level of volatility. Numerous factors, including many over which the Company has no control, may have a significant impact on the market price of Common Shares including, among other things, (i) clinical and regulatory developments regarding the Company's products and product candidates and those of its competitors, (ii) arrangements or strategic partnerships by the Company, (iii) other announcements by the Company or its competitors regarding technological, product development, sales or other matters, (iv) patent or other intellectual property achievements or adverse developments, (v) arrivals or departures of key personnel; (vi) government regulatory action affecting the Company's product candidates in the United States, Canada and foreign countries, (vii) actual or anticipated fluctuations in the Company's revenues or expenses, (viii) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors, (ix) reports of securities analysts regarding the expected performance of the Company, and (x) events related to threatened, new or existing litigation. Listing on NASDAQ and the TSX may increase share price volatility due to various factors including, (i) different ability to buy or sell the Company's Common Shares, (ii) different market conditions in different capital markets; and (iii) different trading volume.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of Common Shares, regardless of the Company's operating performance. In addition, sales of substantial amounts of Common Shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of Common Shares to decline.

Furthermore, shareholders may initiate securities class action lawsuits if the market price of the Company's stock drops significantly, which may cause the Company to incur substantial costs and could divert the time and attention of its management.

The Company is highly dependent on third parties.

The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company will be able to obtain such materials and services.

The Company is subject to intense competition for its skilled personnel, and the loss of key personnel or the inability to attract additional personnel could impair its ability to conduct its operations.

The Company is highly dependent on its management and its clinical, regulatory and scientific staff, the loss of whose services might adversely impact its ability to achieve its objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel is critical to the Company's success. Competition for skilled personnel is intense, and the Company's ability to attract and retain qualified personnel may be affected by such competition.

The Company's business involves the use of hazardous materials which requires the Company to comply with environmental regulation.

The Company's discovery and development processes involve the controlled use of hazardous materials. The Company is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result, and any such liability could exceed the Company's resources. The Company may not be adequately insured against this type of liability. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future, and its operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact the Company's future financial position or results of operations.

Compliance with changing regulations regarding corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

Future health care reforms may produce adverse consequences.

Health care reform and controls on health care spending may limit the price the Company can charge for any products and the amounts thereof that it can sell. In particular, in the United States, the federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and different reimbursement schemes and limits on Medicare and Medicaid spending or reimbursement. These controls, reimbursement schemes and limits might affect the payments the Company could collect from sales of any of its products in the United States. Uncertainties regarding future health care reform and private market practices could adversely affect the Company's ability to sell any products profitably in the United States. Election of new or different political or government officials in large market countries could lead to dramatic changes in pricing, regulatory approval legislation and reimbursement which could have material impact on product approvals and commercialization.

The Company faces an unproven market for its future products.

The Company believes that there will be many different applications for products successfully derived from its technologies and that the anticipated market for products under development will continue to expand. No assurance, however, can be given that these beliefs will prove to be correct due to competition from existing or new products and the yet to be established commercial viability of the Company's products. Physicians, patients, formularies, third party payers or the medical community in general may not accept or utilize any products that the Company or its collaborative partners may develop.

The Company may be faced with future lawsuits related to secondary market liability.

Securities legislation in Canada has recently changed to make it easier for shareholders to sue. These changes could lead to frivolous law suits which could take substantial time, money, resources and attention or force the Company to settle such claims rather than seek adequate judicial remedy or dismissal of such claims.

The Company may encounter unforeseen emergency situations.

Despite the implementation of security measures, any of the Company's, its collaborators' or its third party service providers' internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any resulting system failure, accident or security breach could result in a material disruption of the Company's operations.

The Company's technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's technologies obsolete, less competitive or less marketable.

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005 (AZD-103), can potentially cause adverse events. Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 (AZD-103) and a placebo group in mild to moderate Alzheimer's disease patients. The study included four treatment arms: placebo, 250mg bid, 1000mg bid and 2000mg bid. The two high dose ELND005 (AZD-103) groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively. These deaths occurred between August 2008 and November 2009. The study's independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%). Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

- regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;
- we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
- a product may become less competitive and product sales may decrease; or
- our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance.

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects. We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.SEDAR.com.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.



Tony Cruz
Chief Executive Officer



Elie Farah
Chief Financial Officer

September 9, 2011

Independent Auditor's Report

To the Shareholders of Transition Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Transition Therapeutics Inc. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2011 and June 30,2010 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessments of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Transition Therapeutics Inc. and its subsidiaries as at June 30,2011 and June 30, 2010 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
September 9, 2011
Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2011 and 2010

Consolidated Balance Sheets

(in Canadian dollars)

	June 30, 2011 $	June 30, 2010 $
ASSETS		
Current		
Cash and cash equivalents [note 5]	17,422,364	16,570,033
Short term investments [note 5]	5,038,356	10,507,822
Due from Eli Lilly and Company	-	52,815
GST and other receivables	155,477	72,686
Investment tax credits receivable	368,624	206,313
Prepaid expenses and deposits	751,000	549,218
Total current assets	23,735,821	27,958,887
Property and equipment, net [note 6]	400,581	605,637
Intangible assets [note 7]	19,043,086	21,095,002
Total assets	43,179,488	49,659,526

	June 30, 2011 $	June 30, 2010 $
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	945,360	1,236,470
Due to Elan Pharma International Limited [note 3]	-	853,933
Total current liabilities	945,360	2,090,403
Deferred revenue [note 3]	-	20,719,750
Leasehold inducement	45,727	57,160
Total liabilities	991,087	22,867,313
Contingencies and commitments [note 13]		
Shareholders' equity		
Common shares	160,498,537	160,498,537
Contributed surplus	11,840,574	4,800,368
Stock options	2,790,478	7,337,480
Deficit	(132,941,188)	(145,844,172)
Total shareholders' equity	42,188,401	26,792,213
	43,179,488	49,659,526

See accompanying notes

On behalf of the Board:



Tony Cruz
Director



Christopher Henley
Director

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended June 30, 2011 and 2010
(in Canadian dollars)

	June 30, 2011 $	June 30, 2010 $
REVENUES		
Licensing fees [notes 3 and 4]	29,671,150	4,503,892
	29,671,150	4,503,892
EXPENSES		
Research and development	7,972,204	13,131,473
General and administrative	6,425,194	6,084,420
Amortization	2,106,878	2,736,031
Impairment of intangible assets [note 7]	-	1,124,945
Foreign exchange loss	348,133	938,873
Loss (gain) on disposal of property and equipment	116,312	(5,361)
	16,968,721	24,010,381
Income (loss) before the following:	12,702,429	(19,506,489)
Interest income, net	200,555	197,579
Net income (loss) and comprehensive income (loss) for the year	12,902,984	(19,308,910)
Basic and diluted net income (loss) per common share [note 8[b]]	0.56	(0.83)

See accompanying notes

Consolidated Statement of Shareholders' Equity

For the years ended June 30, 2011 and 2010
(in Canadian dollars)

	Number of Common Shares #
Balance, June 30, 2009	23,215,160
Stock options exercised, expired or cancelled	2,439
Stock-based compensation expense [note 8[c]]	-
Net loss and comprehensive loss for the year ended June 30, 2010	-
Balance, June 30, 2010	23,217,599
Stock options expired or cancelled [note 8[c]]	-
Stock-based compensation expense [note 8[c]]	-
Net income and comprehensive income for the year ended June 30, 2011	-
Balance, June 30, 2011	23,217,599

See accompanying notes

Share Capital $	Contributed Surplus $	Stock Options $	Deficit $	Total Shareholders' Equity $
160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643
27,439	160,205	(171,619)	-	16,025
-	-	2,183,455	-	2,183,455
-	-	-	(19,308,910)	(19,308,910)
160,498,537	4,800,368	7,337,480	(145,844,172)	26,792,213
-	5,649,689	(5,649,689)	-	-
-	1,390,517	1,102,687	-	2,493,204
-	-	-	12,902,984	12,902,984
160,498,537	11,840,574	2,790,478	(132,941,188)	42,188,401

Consolidated Statements of Cash Flows

For the years ended June 30, 2011 and 2010
(in Canadian dollars)

	June 30, 2011 $	June 30, 2010 $
OPERATING ACTIVITIES		
Net income (loss) for the year	12,902,984	(19,308,910)
Add (deduct) items not involving cash:		
Amortization of:		
property and equipment	66,395	172,945
intangible assets	2,051,916	2,574,518
leasehold inducement	(11,433)	(11,432)
Impairment of intangible assets [note 7]	-	1,124,945
Stock-based compensation expense [note 8[c]]	2,493,204	2,183,455
Loss (gain) on disposal of property and equipment	116,312	(5,361)
Unrealized foreign exchange (gain)	(21,599)	(63,199)
Accrued interest on short term investments	(38,356)	(8,502)
Deferred revenue recognized	(20,719,750)	(4,503,892)
Provision for lease termination	-	(109,825)
Net change in operating assets and liabilities [note 12]	(1,539,112)	352,906
Cash used in operating activities	(4,699,439)	(17,602,352)
INVESTING ACTIVITIES		
Maturity of short-term investments	66,997,842	93,110,790
Purchase of short-term investments	(61,210,347)	(72,111,213)
Purchase of property and equipment	(19,636)	(17,348)
Purchase of intangible assets [note 4]	-	(1,055,900)
Proceeds on disposal of property and equipment	41,985	24,673
Cash provided by investing activities	5,809,844	19,951,002
FINANCING ACTIVITIES		
Proceeds from issuance of common shares, net	-	16,025
Cash provided by financing activities	-	16,025
Impact of foreign exchange on cash and cash equivalents	(258,074)	(274,629)
Net increase in cash and cash equivalents during the year	852,331	2,090,046
Cash and cash equivalents, beginning of year	16,570,033	14,479,987
Cash and cash equivalents, end of year [note 5]	17,422,364	16,570,033

See accompanying notes

Notes to Consolidated Financial Statements

June 30, 2011
(in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. and its subsidiaries ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of Alzheimer's disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 18.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. ["Waratah"] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the evaluation of the profitability of a revenue contract, the valuation of intangible assets, future income tax assets, stock compensation and impairment assessments of property and equipment and intangible assets. Actual results could differ from the estimates used.

Cash and cash equivalents and short term investments

The Company's cash equivalents are invested in bankers' acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.

Short term investments consist of bankers' acceptances and other debentures maturing in less than 12 months. Fair value of short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day.

Investment tax credits

Investment tax credits ["ITCs"] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the research and development expenses or capital expenditures to which they relate.

Research inventory

Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.

Property and equipment

Property and equipment, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

Intangible assets

Intangible assets consist primarily of technology, patents, compounds and licenses. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 15 to 20 years.

Impairment of long-lived assets

The Company assesses its property and equipment and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

Revenue recognition

The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 - Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 - Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements ("collaboration").

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company's additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product's future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

Licensing arrangements

The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.

Collaboration arrangements

The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above or the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

(in Canadian dollars)

Research and development

Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

Stock based compensation

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 9.

Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders' equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. Changes in these assumptions could significantly impact stock-based compensation.

The stock option balance, included in shareholders' equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, cancelled or forfeited, the amount initially recorded for the options in stock options is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

Net income (loss) per common share

Basic net income (loss) per common share is determined by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net income (loss) per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

Foreign currency transactions

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.

3. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited ("Elan") and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, ELND005 (AZD 103), for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan. In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103). Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

4. LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a) On March 3, 2010, Transition and Eli Lilly and Company ("Lilly") entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

(b) On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition's gastrin based therapies, including the lead compound TT-223. Under the terms of the agreement, during the fourth quarter of fiscal 2008, Transition received a US$7 million up-front payment, which was initially recorded as deferred revenue and has been recognized as revenue on a systematic basis as the profitability of the collaboration arrangement was reasonably estimated. During fiscal 2010, the Company recognized the remaining $4,503,892 of the deferred revenue as revenue. Costs incurred in respect of this agreement during fiscal 2010 were $1,706,706 which was recorded in research and development in the consolidated statements of loss and comprehensive loss.

On September 17, 2010, the Company announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223.

5. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company's cash equivalents are invested in bankers' acceptances and other short-term investments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at June 30, 2011 was 0.7% [June 30, 2010 – 0.4%].

Short term investments consist of bankers' acceptances and medium term note debentures totaling $5,038,356 at June 30, 2011, [June 30, 2010 – $10,507,822] with an effective interest rate of 1.25%, maturing on November 18, 2011.

(in Canadian dollars)

Cash and cash equivalents consist of the following:

	June 30, 2011 $	June 30, 2010 $
Cash	12,593,173	11,505,222
Cash equivalents	4,829,191	5,064,811
	17,422,364	16,570,033

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2011		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	251,215	181,923	69,292
Office equipment and furniture	151,079	113,235	37,844
Laboratory equipment	506,237	318,763	187,474
Leasehold improvements	271,996	166,025	105,971
	1,180,527	779,946	400,581

	June 30, 2010		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	357,808	280,688	77,120
Office equipment and furniture	182,198	131,718	50,480
Laboratory equipment	1,263,897	913,216	350,681
Leasehold improvements	271,996	144,640	127,356
	2,075,899	1,470,262	605,637

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	June 30, 2011		
	Cost $	Accumulated amortization $	Net book value $
Technology and patents acquired from Protana	4,412,594	4,412,594	-
Technology, products and patents acquired from ENI	16,135,399	6,101,255	10,034,144
Patent portfolio	386,000	386,000	-
Compounds acquired from NeuroMedix	11,085,259	3,061,382	8,023,877
License acquired from Lilly (note 4)	1,055,900	70,835	985,065
	33,075,152	14,032,066	19,043,086

	June 30, 2010		
	Cost $	Accumulated amortization $	Net book value $
Technology acquired on acquisition of Waratah	39,799,917	39,799,917	-
Technology and patents acquired from Protana	4,412,594	4,159,981	252,613
Technology, products and patents acquired from ENI	16,135,399	5,113,776	11,021,623
Patent portfolio	386,000	366,000	20,000
Compounds acquired from NeuroMedix	11,085,259	2,322,354	8,762,905
Compounds, technology and patents acquired from Forbes	1,131,280	1,131,280	-
License acquired from Lilly (note 4)	1,055,900	18,039	1,037,861
	74,006,349	52,911,347	21,095,002

The amortization to be taken on intangible assets by fiscal year is as follows:

	$
2012	1,779,296
2013	1,779,296
2014	1,779,296
2015	1,779,296
2016	1,779,296
Thereafter	10,146,606
	19,043,086

The amortization of all intangible assets relates to the research and development efforts of the Company.

During the year ended June 30, 2010, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized. In addition, during 2010, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes. As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes. Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized in the year ended June 30, 2010.

(in Canadian dollars)

8. SHARE CAPITAL

[a] Authorized

At June 30, 2011, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Basic and diluted net income (loss) per common share

The weighted average number of common shares used in the computation of basic and diluted net income (loss) per common share for the year ended June 30, 2011 is 23,137,691 [year ended June 30, 2010 – 23,137,059].

The outstanding options to purchase common shares of 1,549,101 [2010 – 2,070,127] are not included in the calculation of diluted earnings per share. Dilutive earnings per share reflect the dilutive effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the year ended June 30, 2011. As the average market price was below the exercise price for the year ended June 30, 2011 and losses were reported in the comparative year ended June 30, 2010, there is no dilutive effect of options.

[c] Stock Options

Stock options	#	$	Weighted average exercise price $
Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued	40,000	-	3.42
Stock options exercised	(2,439)	(11,414)	6.57
Stock options expired	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled	(14,249)	(73,614)	10.28
Stock based compensation expense	-	2,183,455	
Stock options outstanding, June 30, 2010	2,070,127	7,337,480	10.80
Stock options issued [i]	792,000	-	3.28
Stock options expired [iii]	(245,321)	(1,208,532)	7.45
Stock options forfeited or cancelled [iv]	(1,067,705)	(5,831,674)	13.58
Stock based compensation expense	-	2,493,204	
Stock options outstanding, June 30, 2011	1,549,101	2,790,478	5.57

[i] The fair value of the stock options issued during the year ended June 30, 2011 is $1,868,700 [2010 – $80,800].

[ii] During the year ended June 30, 2011, no stock options were exercised. During the year ended June 30, 2010, 2,439 stock options were exercised. These stock options had a recorded value of $11,414 and resulted in cash proceeds to the Company of $16,025.

[iii] During the year ended June 30, 2011, 245,321 stock options expired unexercised [2010 – 12,221]. These expired stock options had a fair value of $1,208,532 which has been reclassified to contributed surplus [2010 – $86,591].

[iv] During the year ended June 30, 2011, the Company's management team voluntarily forfeited 1,060,555 options: 799,453 of these options were vested and the remaining 261,102 were unvested. These forfeited options had a fair value of $5,831,674, of which $4,441,157 has previously been expensed and $1,390,517 has been included in stock option expense during the year ended June 30, 2011. During fiscal 2011 an additional 7,150 options were forfeited. These options had a fair value of $40,545 and were unvested at the date of forfeit.

During the year ended June 30, 2010, 14,249 stock options were forfeited. These forfeited stock options had a fair value of $73,614 and all of these stock options were vested at the time of forfeiture

[v] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2011 are $8,621,765 [June 30, 2010 – $22,353,269].

9. STOCK-BASED COMPENSATION PLANS

The Company's stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company's policy is to establish annual goals with respect to business strategy and the individual's area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company's performance, and the employee's performance. Stock option grants are approved by the Board of Directors. The Board of Directors considers the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 10 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 8 years based on historical option exercising patterns.

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

In December 2008, the shareholders voted to approve and reaffirm the unallocated options under the plan as required every three years and also voted to amend the stock option plan of the Company to (i) extend the time for exercising an option if the expiry date is during a Black-Out Period, and (ii) include amending procedures that specify which Stock Option Plan changes require shareholder approval.

During fiscal 2011, the Board of Directors amended the Stock Option Plan so that all options granted after December 7, 2010 expire in 10 years. Options granted prior to this date expire in 5 years.

All stock options granted under the Plan must be exercised within a maximum period of ten years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. As at June 30, 2011, there are 772,658 options available for issuance under the Plan. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

(in Canadian dollars)

A summary of options outstanding as at June 30, 2011 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.00 - 7.65	**1,270,404**	**5.98**	**3.75**	**416,643**	**2.14**	**4.51**
8.51 - 12.78	**13,812**	**1.61**	**11.02**	**12,704**	**1.61**	**11.01**
13.00 - 14.58	**197,662**	**1.85**	**13.37**	**174,618**	**1.84**	**13.37**
15.48 - 18.00	**67,223**	**0.95**	**15.82**	**67,223**	**0.95**	**15.82**
	1,549,101			**671,188**		

A summary of options outstanding as at June 30, 2010 under the plans are presented below:

	Outstanding			Exercisable		
Range of exercise prices $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $	Number of options #	Weighted average remaining contractual life [years]	Weighted average exercise price $
3.42 - 7.65	665,736	2.34	4.97	443,811	1.44	5.43
8.51 - 12.78	72,278	0.78	11.55	65,953	0.60	11.59
13.00 - 14.58	1,113,224	2.83	13.30	671,728	2.82	13.27
15.48 - 18.00	218,889	2.01	15.59	217,652	2.01	15.57
	2,070,127			1,399,144		

For the year ended June 30, 2011, total stock based compensation expense was $2,493,204 [2010 – $2,183,455], split between general and administrative expense of $1,789,797 [2010 – $1,513,404] and research and development of $703,407 [2010 – $670,051].

The fair value of options granted during fiscal 2011 is $1,868,700 [2010 – $80,800]. The fair value of the options at the date of grant for the year ended June 30, 2011 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life of 4 years for options granted prior to December 7, 2010 and 8 years thereafter [2010 – 4 years], volatility between 0.778 and 0.840 [2010 – 0.844] risk free interest rate between 2.29% and 2.95% [2010 – 2.28%] and a dividend yield of 0% [2010 – 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2011 was $2.36 [2010 – $2.02].

As at June 30, 2011 and 2010, total compensation cost related to non-vested awards not yet recognized is $2,132,284 and $2,857,178, respectively. The weighted average period over which it is expected to be recognized is 38 and 22 months respectively.

For fiscal 2011, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $5.57 and 5.2 years [2010 – $10.80 and 2.52 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $8.07 and 1.93 years [2010 – $11.06 and 2.15 years].

The intrinsic value of options exercised during fiscal 2011 is nil [2010 – $4,804] and the intrinsic value of options granted for fiscal 2011 and 2010 is nil.

10. INCOME TAXES

[a] As at June 30, 2011, the Company has total Canadian non-capital losses of approximately $54,200,000 [2010 – $48,068,000] available for carryforward. The non-capital losses will begin to expire as follows:

	$
2014	2,513,000
2015	3,407,000
2026	4,547,000
2027	5,239,000
2028	4,470,000
2029	14,072,000
2030	14,525,000
2031	5,427,000
	54,200,000

As at June 30, 2011, the Company also has approximately $34,132,000 [2010 – $33,692,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2011 the Company recorded $284,281 [2010 – $76,619] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $7,720,000 [2010 – $7,795,000] in federal ITCs and $543,000 [2010 – $385,000] of non refundable Ontario Research Development Tax Credits that can be carried forward for up to twenty years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's future tax assets and liabilities are as follows:

	2011 $	2010 $
Future tax assets		
Capital and intangible assets	1,910,797	2,955,259
Deferred revenue	-	5,179,938
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,572
Financing and share issuance costs	59,910	192,872
Loss on disposal of SCT shares	33,681	33,681
Total future tax assets	31,016,761	35,653,257
Future tax liabilities		
Intangible assets	(3,085,405)	(4,445,015)
Leasehold inducement	(11,432)	(14,290)
Total future tax liabilities	(3,096,837)	(4,459,305)
	27,919,924	31,193,952
Less valuation allowance	(27,919,924)	(31,193,952)
Net future tax liability	-	-

(in Canadian dollars)

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011 $	2010 $
Tax expense (recovery) at combined federal and provincial rates of 29.25% (2010 – 32.50%)	3,774,123	(6,275,396)
Non-deductible permanent differences:		
Stock-based compensation	729,262	709,623
Other permanent and non-deductible items	10,705	4,007
Future tax assets (recognized) not recognized for accounting	(4,514,090)	5,561,766
	-	-

11. RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2011 were nil [2010 – $5,718] and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil and 2010 is $766. In June, 2011, the Company entered into a six-month consulting agreement for US$150,000 with P&S Global Ventures ("P&S"), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the year ended June 30, 2011 were $24,195 and are included in general and administrative expenses. The balance owing at June 30, 2011 is nil.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	2011 $	2010 $
Due from Lilly	52,815	464,722
GST and other receivables	(82,791)	284,864
Investment tax credits receivable	(162,311)	786,744
Prepaid expenses and deposits	(201,782)	241,732
Accounts payable and accrued liabilities	(291,110)	(406,108)
Due to/from Elan	(853,933)	(1,019,048)
	(1,539,112)	352,906
Supplemental cash flow information		
Interest paid	-	-
Income tax paid	-	-

13. CONTINGENCIES AND COMMITMENTS

[a] As at June 30, 2011, the Company is committed to aggregate expenditures of $9,000 [2010 – $6,000] under its collaboration agreements. In addition, at June 30, 2011, the Company is committed to aggregate expenditures of approximately $1,231,000 [2010 – $555,000] for clinical and toxicity studies to be completed during fiscal 2012, approximately $598,000 [2010 – $561,000] for manufacturing agreements and approximately $128,000 for consulting and other agreements [2010 – nil].

[b] The Company leases premises under an operating lease which originally expired on June 30, 2011 but the Company has elected to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

	$
2012	227,780
2013	219,282
2014	206,294
2015	206,294
2016	-
	859,650

During the year, the rental expense for the various premises under operating leases was $550,314 [2010 – $594,690].

[c] The following commitments are associated with Waratah:

[i] ELND005 (AZD-103) Technology License:

The Company has a worldwide exclusive license to intellectual property relating to ELND005 (AZD 103) with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $150,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.

[ii] NeuroMedix Technology License:

The Company has a worldwide exclusive license to intellectual property relating to the compounds acquired from NeuroMedix which were in-licensed from Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1.3 million. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.

14. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

15. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the year ended June 30, 2011 are from one partner, Elan Pharma International Limited, a company based in Ireland. All revenues recognized during the comparative year ended June 30, 2010 are from one partner, Lilly, a company based in the United States of America.

(in Canadian dollars)

16. CAPITAL MANAGEMENT AND LIQUIDITY RISK

The Company's primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the year ended June 30, 2011 from the previous fiscal year.

The Company has filed a preliminary short form base shelf prospectus which may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf prospectus is effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing. The Company's current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company's working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

17. FINANCIAL INSTRUMENTS

[a] Categories of financial assets and liabilities

Under CICA Section 3862, Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Cash is measured at fair value and the remaining financial instruments are measured at amortized cost. The following table outlines the Company's financial instruments, their classification, carrying value and fair value.

Financial Instrument	Classification	Carrying Value ($)	Fair Value ($)
Cash	Held for trading	12,593,173	12,593,173
Cash equivalents	Held to maturity	4,829,191	4,829,306
Short term investments	Held to maturity	5,038,356	5,038,356
Accounts payable and accrued liabilities	Other liabilities	945,360	945,360

During the year ended June 30, 2010, the Company adopted the amendments to the disclosure requirements under CICA Handbook Section 3862 "Financial Instruments-Disclosure" for all financial assets and liabilities that are recognized at fair value in the consolidated financial statements. These amendments expand the disclosure requirements around fair value and establish a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Fair value of cash equivalents and short term investments is determined based on a valuation model that uses daily pricing reports to determine the amount the holder would receive if the instrument were sold on that day. This methodology of determining fair value would be classified as Level 2.

[b] Financial risk management

The Company's activities expose it to a variety of financial risks: market risk, including foreign exchange and interest rate risks, credit risk and liquidity risk. Risk management is the responsibility of the Company's finance function which identifies, evaluates and where appropriate, mitigates financial risks.

[i] Foreign exchange risk:

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk.

Balances in foreign currencies at June 30, 2011 and June 30, 2010 are approximately:

	June 30, 2011 US$	June 30, 2010 US$
Cash and cash equivalents	7,134,877	2,790,726
Due from Lilly	-	49,610
Accounts payable and accrued liabilities	(150,049)	(347,552)
Due to Elan	-	(802,116)
	6,984,828	1,690,668

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company's results of operations. At June 30, 2011, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the year ended June 30, 2011 would have decreased by approximately $145,100. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net income and comprehensive income for the period would have increased by approximately $145,100.

(in Canadian dollars)

[ii] Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. Although the Company monitors market interest rates, the Company's investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Based on the Company's cash equivalents and short term investments at June 30, 2011, a 1% increase in market interest rates would increase the Company's net income and comprehensive income by approximately $240,000. Conversely, a 1% decrease in market interest rates would decrease the net income by eliminating the interest income recorded in the amount of $201,085.

Interest income from cash, cash equivalents and short term investments was $201,085 for the year ended June 30, 2011 [2010 – $199,733].

[iii] Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company's exposure to credit risk at year end is the carrying value of its cash, cash equivalents and short term investments.

The Company manages credit risk by maintaining bank accounts with Schedule 1 banks and investing in cash equivalents with maturities less than 90 days and ratings of R-1 or higher. Short term investments consist of bankers' acceptances and other debentures maturing in less than 12 months and ratings of R-1 or higher. At June 30, 2011 cash, cash equivalents and short term investments are spread amongst four Canadian financial institutions.

[iv] Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company's investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet its liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash equivalents and short term investments have maturities less than one year.

At June 30, 2011 the Companies financial liabilities which include accounts payable and accrued liabilities are current and will be repaid within 1 to 3 months.

18. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States ("U.S."), differs from that applied in Canada:

(a) Consolidated statements of income (loss) and comprehensive income (loss):

The following table reconciles net income (loss) as reported in the accompanying consolidated statements of income (loss) and comprehensive income (loss) for the year ended June 30, 2011 and 2010 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	June 30, 2011 $	June 30, 2010 $
Net income (loss) in accordance with Canadian GAAP	12,902,984	(19,308,910)
Reversal of amortization of acquired technologies (d)	1,801,299	1,862,603
Reversal of impairment of intangible assets (d)	-	1,124,945
Expense intangibles acquired with respect to Lilly (d)	-	(1,055,900)
Adjustment to stock-based compensation expense for estimated forfeitures (e)	165,403	253,904
Net income (loss) and comprehensive income (loss) for the year in accordance with U.S. GAAP	14,869,686	(17,123,358)

The following table details the computation of U.S. GAAP basic and diluted income (loss) per share:

	2011 $	2010 $
Net income (loss) and comprehensive income (loss) attributable to common shareholders:		
Basic and diluted	14,869,686	(17,123,358)
Weighted average shares:		
Basic and diluted	23,137,691	23,137,059
Net income (loss) and comprehensive income (loss) per share:		
Basic and diluted	0.64	(0.74)

(b) Consolidated statements of changes in shareholders' equity:

Shareholders' equity under U.S. GAAP is as follows:

	Common shares				
	Number #	Amount $	Additional paid-in capital $	Deficit $	Total shareholders' equity $
Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610
Exercise of stock options	2,439	27,439	(11,414)	-	16,025
Stock-based compensation	-	-	1,929,551	-	1,929,551
Net loss and comprehensive loss for the year ended June 30, 2010	-	-	-	(17,123,358)	(17,123,358)
Balance June 30, 2010	23,217,599	161,169,616	10,677,290	(165,899,078)	5,947,828
Stock-based compensation	-	-	2,327,801	-	2,327,801
Net income and comprehensive income for the year ended June 30, 2011	-	-	-	14,869,686	14,869,686
Balance June 30, 2011	23,217,599	161,169,616	13,005,091	(151,029,392)	23,145,315

(in Canadian dollars)

(c) Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30, 2011 and June 30, 2010:

	June 30, 2011		June 30, 2010	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Assets:				
Current:				
Cash and cash equivalents	17,422,364	17,422,364	16,570,033	16,570,033
Short term investments	5,038,356	5,038,356	10,507,822	10,507,822
Due from Lilly	-	-	52,815	52,815
GST and other receivables	155,477	155,477	72,686	72,686
Investment tax credits receivable	368,624	368,624	206,313	206,313
Prepaid expenses and deposits	751,000	751,000	549,218	549,218
	23,735,821	23,735,821	27,958,887	27,958,887
Property and equipment, net	400,581	400,581	605,637	605,637
Intangible assets (d)	19,043,086	-	21,095,002	250,617
	43,179,488	24,136,402	49,659,526	28,815,141
Liabilities and shareholders' equity:				
Current liabilities:				
Accounts payable (g)	5,864	5,864	-	-
Accrued liabilities (g):				
Research contracts	288,826	288,826	437,116	437,116
Professional services	194,352	194,352	230,655	230,655
Payroll and vacation	328,314	328,314	281,165	281,165
Facility closure	-	-	65,778	65,778
Capital tax and other	128,004	128,004	221,756	221,756
	945,360	945,360	1,236,470	1,236,470
Due to Elan	-	-	853,933	853,933
	945,360	945,360	2,090,403	2,090,403
Deferred revenue	-	-	20,719,750	20,719,750
Leasehold inducement	45,727	45,727	57,160	57,160
	991,087	991,087	22,867,313	22,867,313
Shareholders' equity:				
Common shares	160,498,537	161,169,616	160,498,537	161,169,616
Contributed surplus	11,840,574	11,281,099	4,800,368	4,240,893
Stock options	2,790,478	1,723,992	7,337,480	6,436,397
Deficit	(132,941,188)	(151,029,392)	(145,844,172)	(165,899,078)
	42,188,401	23,145,315	26,792,213	5,947,828
	43,179,488	24,136,402	49,659,526	28,815,141

(d) Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company's acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification "ASC" Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the comparative year ended June 30, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes. The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP. During the same period, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio. These assets were not capitalized under US GAAP and accordingly the impairment loss would not have been recognized under US GAAP.

During the year ended June 30, 2011, the Company recorded $250,617 in amortization expense relating to intangible assets capitalized under U.S. GAAP [2010 – $711,915]. As the intangible assets capitalized under U.S. GAAP are fully amortized at June 30, 2011, the Company does not expect to recognize any additional amortization expense.

(e) Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $165,403 net reduction in compensation expense compared to Canadian GAAP for the year ended June 30, 2011 [2010 – $253,904].

(f) Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. ASC Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. ASC Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of June 30, 2011, the gross unrecognized tax benefits was approximately $20,590,000 [June 30, 2010 – $20,590,000], all of which would impact the effective tax rate, if recognized. As of June 30, 2011, taxation years subsequent to 1998 are open to examination by the major tax jurisdictions.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the year ended June 30, 2011 and 2010, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company's net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

(in Canadian dollars)

Significant components of the Company's future tax assets and liabilities under U.S. GAAP are as follows:

	2011	2010
Future tax assets:		
Capital and intangible assets	3,643,991	3,738,269
Non-capital loss carryforwards	13,550,326	12,016,952
Canadian scientific research and experimental development expenditures	8,533,047	8,422,983
Investment tax credits	6,929,000	6,851,573
Financing and share issuance costs	59,910	192,872
Deferred revenue	-	5,179,938
Loss on disposal of SCT shares	33,681	33,681
	32,719,955	36,436,268
Future tax liabilities:		
Leasehold inducement	(11,432)	(14,290)
	32,738,523	36,421,978
Less valuation allowance	(32,738,523)	(36,421,978)
Net future tax asset	-	-

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2011 $	2010 $
Net income (loss) for the year in accordance with US GAAP	14,869,686	(17,123,358)
Tax expense (recovery) at combined federal and provincial rates of 29.25% (2010 – 32.50%)	4,349,383	(5,565,091)
Non-deductible permanent differences:		
Stock-based compensation	680,882	627,104
Other permanent and non-deductible items	10,705	4,007
Future tax assets (recognized) not recognized for accounting	(5,040,970)	4,933,980
	-	-

(g) Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $939,496 and $1,236,470 respectively as at June 30, 2011 and 2010. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

(h) Cost of revenue:

U.S. GAAP requires that costs of $879,856 for the year ended June 30, 2011, relating to the Elan collaboration agreement be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

For the comparative year ended June 30, 2010, the Company incurred costs of $1,706,706 relating to the Lilly collaboration agreement. These costs are required to be separately disclosed as costs of services in the consolidated statement of income (loss) and comprehensive income (loss).

(i) Recent U.S. accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In January, 2010, the FASB issued Accounting Standards Update 2010-06 Topic 820 (ASU 2010-06), Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10 that require new disclosures and that clarify certain existing disclosures related to fair value measurements. The new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 is effective for the Company on July 1, 2011 and the Company is currently evaluating the impact ASU 2010-06 will have on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In May, 2011, the FASB issued Accounting Standards Update 2011-04 Topic 820 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which provides guidance on how to measure fair value and for disclosing information about fair value measurements in US GAAP with IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and the Company is currently evaluating the impact ASU 2010-04 will have on the Company's consolidated financial statements.

In June, 2011, the FASB issued Accounting Standards Update 2011-05 Topic 220 (ASU 2011-05), Presentation of Comprehensive Income, which provides guidance on how comprehensive income is presented under US GAAP and IFRS. ASU 2011-05 gives Companies two choices of how to present items of net income, items of other comprehensive income ("OCI") and total comprehensive income. All non-owner changes in shareholders' equity can be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Companies will no longer be permitted to present OCI in the statement of shareholder's equity. ASU 2011-05 is effective for fiscal years and interim periods within those years beginning on or after December 15, 2011. The Company is currently evaluating the impact ASU 2011-05 will have on the Company's consolidated financial statements.

19. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to confirm to the presentation of the 2011 consolidated financial statements.

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Board of Directors

Michael R. D. Ashton
Independent consultant to the pharmaceutical industry and former CEO of SkyePharma PLC

Paul Baehr
President, CEO and Chairman of IBEX Technologies Inc.

Dr. Tony Cruz
Chairman and CEO of Transition Therapeutics Inc.

Christopher Henley
President of Henley Capital Corporation

Dr. Gary W. Pace
Chairman and founder of Sova Pharmaceuticals Inc., founder and director and former Chairman and CEO of QRxPharma Ltd.

Corporate Information

Corporate Office

101 College Street, Suite 220
Toronto, Ontario M5G 1L7
Tel. 416-260-7770

Executive Officers

Dr. Tony Cruz, *Chairman and CEO*
Elie Farah, *President and CFO*
Dr. A. Pastrak, *VP Clinical Dev. and Medical Officer*
Carl Damiani, *VP Business Development*
Laura Agensky, *VP Clinical Operations*
Nicole Rusaw-George, *VP Finance*

Auditors

PricewaterhouseCoopers LLP
Toronto, Ontario, Canada

Transfer Agents

Canada:
Computershare Investor Services Inc.
Tel. 800-564-6253

USA:
Computershare Trust Company, NA
Tel. 303-262-0600

Legal Counsel

Securities

Canada:
Michael J. Bennett
Norton Rose LLP

USA:
Brett Cooper
Orrick, Herrington & Sutcliffe LLP

Corporate Secretary

Louis Alexopoulos
Sotos LLP

Annual General Meeting

Date: December 5, 2011
Time: 4:00 pm
MaRS Center, South Tower
101 College St., Main floor, Rm CR3
Toronto, Ontario, Canada

Stock Symbol

NASDAQ: TTHI
Toronto: TTH

This annual report was designed and produced by Transition Therapeutics Inc.


Transition
therapeutics inc.




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